Exhibit 12.1

BOISE CASCADE CORPORATION AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges

	Year Ended December 31
	2003	2002	2001	2000	1999
	(thousands, except ratios)

Interest costs	$134,930	$133,762	$129,917	$152,322	$146,124
Guarantee of interest on ESOP debt	3,976	6,405	8,732	10,880	12,856
Interest capitalized during the period	391	3,937	1,945	1,458	238
Interest factor related to noncapitalized leases(a)	15,974	11,128	11,729	13,394	13,065

Total fixed charges	$155,271	$155,232	$152,323	$178,054	$172,283

Income (loss) before income taxes, minority interest, and cumulative effect of accounting changes	$19,297	$(12,214)	$(48,558)	$298,331	$355,940
Undistributed (earnings) losses of less than 50% owned entities, net of distributions received	(8,695)	2,435	8,039	(2,061)	(6,115)
Total fixed charges	155,271	155,232	152,323	178,054	172,283
Less: Interest capitalized	(391)	(3,937)	(1,945)	(1,458)	(238)
Guarantee of interest on ESOP debt	(3,976)	(6,405)	(8,732)	(10,880)	(12,856)

Total earnings before fixed charges	$161,506	$135,111	$101,127	$461,986	$509,014

Ratio of earnings to fixed charges	1.04	—	—	2.59	2.95
Excess of fixed charges over earnings before fixed charges	$—	$20,121	$51,196	$—	$—
(a)
Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.